Exhibit 12.3
Central Illinois Public Service Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Net income from continuing operations	$28,474	$32,463	$42,998	$37,372	$16,535
Add - Taxes based on income	6,245	16,135	24,596	15,539	9,322

Net income before income taxes	34,719	48,598	67,594	52,911	25,857

Add - fixed charges:
Interest on long-term debt	33,118	31,372	28,969	29,932	36,670	(1)
Estimated interest cost within rental expense	-	-	-	726	899
Amortization of net debt premium, discount, and expenses	935	903	953	1,025	1,105

Total fixed charges	34,053	32,275	29,922	31,683	38,674

Earnings available for fixed charges	68,772	80,873	97,516	84,594	64,531

Ratio of earnings to fixed charges	2.01	2.50	3.25	2.67	1.66

Earnings required for combined fixed charges and
preferred stock dividends:
Preferred stock dividends	2,973	2,512	2,512	2,512	2,512
Adjustment to pretax basis	651	1,248	1,437	1,045	1,416

	3,624	3,760	3,949	3,557	3,928

Combined fixed charges and preferred stock dividend requirements	$37,677	$36,035	$33,871	$35,240	$42,602

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.82	2.24	2.87	2.40	1.51

(1)	Includes FIN 48 interest expense